

January 20, 2012

Via E-mail
Susan R. McFarland
Executive Vice President and Chief Financial Officer
Federal National Mortgage Association
3900 Wisconsin Avenue, NW
Washington, DC 20016

    Re: **Federal National Mortgage Association**
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed February 24, 2011
               Form 10-Q for Quarterly Period Ended September 30, 2011
               Filed November 8, 2011
               File No. 000-50231

Dear Ms. McFarland:

We have reviewed your filings and your response dated November 17, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Other-Than-Temporary Impairment of Investment Securities, page 79

1.   We note your response to prior comment 11 from our letter dated September 30, 2011 and that your third-party discounted cash-flow model uses the S&P/Case-Shiller index for the impairment analysis of Alt-A and subprime private-label mortgage-related securities. You disclose on page 79 that the third-party model produced a more favorable cash flow estimate than your internal cash flow model

and increased the amount that you will recognize prospectively as interest income over the remaining life of the securities by $2.5 billion. Please tell us how much of this future interest income was due to the use of the S&P/Case-Shiller index instead of your internal price index. If the change in price index was significant to the results of the cash flow estimates, please explain how you determined, in response to prior comment 4, that the use of an alternate index would not be material to other estimates like the allowance for loan losses or provision for loan losses. Last, revise future filings to disclose the significant differences in inputs and assumptions used in the third-party model compared to your internal model for the cash flow estimates.

Mortgage Seller/Servicers, page 172

2. We note your response to prior comment 22 from our letter dated September 30, 2011. We also note that you state the estimated purchase price is up to a set amount based on the transfer of MSRs associated with an outstanding unpaid principal balance of up to $74 billion. Please address the following:

- Tell us the final purchase price of the MSRs acquired from Bank of America and how the price was structured so that it was "up to" a certain amount.

- Address in further detail how you determined the purchase price was representative of the fair market value for these servicing rights. As part of your response, tell us whether you obtained an independent valuation of the MSRs.

- Tell us whether you have any right to compensation from any other party if any performance thresholds are not met.

- Tell us the outstanding unpaid principal balance of the final population of loans covered by the MSRs ultimately acquired from Bank of America.

- In accounting for this transaction, tell us if you considered whether the transaction should have been accounted for as a contract termination (i.e. expense of the fee paid), and if so, why you ultimately rejected that approach.

- Tell us the fee you expect to pay the specialty servicer to subservice these loans and whether you feel it represents a market rate. Compare it to the fee earned by Bank of America as servicer prior to your purchase of the MSRs.

- In addition, you state you are in active discussions with certain other servicers to acquire MSRs for loans that are in the early stages of delinquency. Tell us the total MSRs acquired from your servicers in 2009, 2010 and 2011. As part of your response, please state whether you have engaged the same third-party specialty servicers to service these loans as those hired in the Bank of

America transaction. Also, disclose any concentrations you have with specialty servicers in a subservice role similar to your disclosures for mortgage seller/servicers.

Item 15. Exhibits, Financial Statement Schedules

3.   We note your response to prior comment 28 from our letter dated September 30, 2011 and your statement that the agreement is the type of agreement that ordinarily accompanies the kind of business you conduct. Given the nature of the agreement, substantially resolving the existing pipeline of repurchase and make whole claims related to loans you purchased from Countrywide, please provide us with an enhanced evaluation supporting your position that this is an ordinary course agreement. Your evaluation should indicate the number of agreements you have entered into in recent years with mortgage sellers/servicers to resolve outstanding purchase requests and compare the size of those agreements with this one.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-8

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase, page F-18

4.   We note your response to prior comment 30 from our letter dated September 30, 2011. Please address the following:

- Please describe in greater detail those repurchase agreements and dollar rolls of securities that are not settled prior to the contractual settlement date for the first trade and provide an example of both a transaction accounted for as a sale/purchase and one accounted for as a secured financing.

- For those commitments that are not settled prior to the contractual settlement date, discuss the relative percentage of those transactions accounted for as sales versus a secured financing.

- For those commitments that are not settled prior to the contractual settlement date, discuss when the assessment of whether the two trades meet the "substantially the same" criteria is performed. Discuss whether you have a practice of also evaluating this factor after the trade is settled.

- Discuss the business reasons for settling the commitments prior to the trade's contractual settlement date.

- Discuss in further detail how a full or partial settlement agreement may alter either the primary obligor or the unpaid principal balance of either leg of the trade.

Form 10-Q for Quarterly Period Ended September 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Housing and Mortgage Market and Economic Conditions, page 16

5.   We note your response to prior comment 4 from our letter dated September 30, 2011. You state that even though foreclosed sales are excluded from your internal home price index, you do still consider the impact of foreclosures in your valuation of collateral-dependent impaired loans and REO, and in determining your collective reserve. Please revise future filings to include this information in your filing where you discuss your internal home price index.

6.   We also note your disclosure on page 18 that you enhanced your method for estimating home price changes in the third quarter to exclude a greater portion of foreclosed home sales. Please explain in greater detail the changes you made in the third quarter considering your response to prior comment 4 and disclosures on page 16 of your June 30, 2011 Form 10-Q state that foreclosed property sales were excluded from your internal price index before the third quarter. Tell us the impact this change had on your estimates, like the allowance for loan losses and LTV disclosures, where you use the home price index to calculate impairment.

Total Loss Reserve, page 23

7.   We note your disclosure on page 24 that during the third quarter you updated your allowance for loan loss models for individually impaired loans to incorporate more home price data at the regional level rather than at the national level. We also note your response to prior comments 4 and 39 where you reference the use of your internal home price model in your determination of the allowance for loan losses on impaired loans and that this model considers various factors such as location. Please tell us if the model is segregated by regions and whether you still rely on national instead of regional home price data for certain of your impaired loans. If so, tell us the percentage of impaired loans that only use the national level data in the impairment analysis.

Table 28: Supplemental Non-GAAP Consolidated Fair Value Balance Sheets, page 58

8.   We note the GAAP carrying value of 'Of consolidated trusts' mortgage loans increased by less than 1% from year end. We also note that the fair value adjustment for this line item from December 31, 2010 to September 30, 2011 practically doubled. Please explain the reason for the significant increase in the fair value of your 'Of consolidated trusts' mortgage loans and whether the change

in your home price index model during the quarter had an impact.

Note 3. Mortgage Loans, page 118

Troubled Debt Restructurings, page 123

9.   We note you measure TDRs for impairment individually to determine the related allowance for loan losses. We also note from your table on page 124 that there were $13.2 billion of TDRs during the nine-months ended September 30, 2011 that had payment defaults within one year of the loan modification. Please tell us and revise future filings to provide a detailed discussion on how such defaults are factored into the determination of the allowance for loan losses by portfolio segment. Please refer to ASC 310-10-50-34(b).

You may contact Lindsay McCord at (202) 551-3417 or Stephanie Hunsaker at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director